FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of a Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Act of 1934

For the month of	November	2003
Enterra Energy Corp.
(Translation of registrant’s name into English)
26th Floor, 500 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTERRA ENERGY CORP. By: /s/ “Trevor Richard Spagrud”
Date: November 12, 2003	Name: Trevor Richard Spagrud Title: Vice President Engineering

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit	Page
Insider report of Trevor Richard Spagrud	3